Exhibit 4.46

Date:            , 2004

TOM ONLINE MEDIA GROUP LIMITED

ZHANG DONG

JIA SHU YUN

and

KEY RESULT HOLDINGS LIMITED

AGREEMENT

on sale and purchase of

the entire issued shares of

Whole Win Investments Limited

TABLE OF CONTENTS

1.	DEFINITIONS

2.	RESTRUCTURE AND TRANSFER FRAMEWORK

3.	RESTRUCTURE

4.	SHARE TRANSFER

5.	RESTRICTIONS ON SALES OF CONSIDERATION SHARES

6.	CONSOLIDATED STATEMENTS

7.	CONDITIONS PRECEDENT ON SHARE TRANSFER

8.	COMPLETION AND MANAGEMENT OF THE NEW COMPANY AND STARTONE AFTER COMPLETION

9.	NON-COMPETITION

10.	REPRESENTATIONS AND WARRANTIES OF THE PARTIES

11.	DUE DILIGENCE

12.	TAX AND COMPENSATION LIABILITIES

13.	CONFIDENTIALITY

14.	EXCLUSIVENESS

15.	FORCE MAJEURE

16.	BREACH OF AGREEMENT

17.	APPLICABLE LAW

18.	DISPUTE RESOLUTION

19.	ENTIRE AGREEMENT AND AMENDMENT

20.	NOTICE AND DELIVERY

21.	EFFECTIVENESS

SCHEDULE A	PARTICULARS OF PARTY B(1) AND PARTY B(2)

SCHEDULE B	RESTRUCTURE FRAMEWORK CHART

SCHEDULE C	MANAGEMENT LIST

SCHEDULE D	RELEVANT CONTRACTS LIST

AGREEMENT ON SALE AND PURCHASE OF THE ENTIRE

ISSUED SHARES OF WHOLE WIN INVESTMENTS LIMITED

THIS AGREEMENT is made as of this             day of                , 2004 by and among:

(1)	Party A: TOM ONLINE MEDIA GROUP LIMITED, whose registered address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands;

(2)	Party B(1) and Party B(2) (collectively referred to as Party B) whose information is listed in Schedule A hereto; and

(3)	Party C: Key Result Holdings Limited, whose registered address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

WHEREAS:

(A)	Party A and Party C are limited liability companies duly incorporated and validly existing under the laws of BVI.

(B)	Party B(1) and Party B(2) (the information of both are listed in Schedule A hereto) are the only shareholders of Startone (as hereinafter defined).

(C)	Party B(1) (as hereinafter defined) and Party B(2) (as hereinafter defined) are the Chinese citizens with full civil capacity respectively, while Party B(1) owns 100% shares of Party C who owns 100% shares of Startone (Beijing) Information Technology Company Limited (as hereinafter defined). In addition, Party B(1) owns 70% shares of Startone while Party B(2) owns 30% shares of Startone (See “Schedule B Restructure Chart” for more details).

(D)	Party A, Party B and Party C unanimously agree that Party A shall, subject to the provisions hereof, purchase 100% shares of Whole Win held by Party C in order to strengthen Party A’s leading position in the field of value-added wireless business.

NOW THEREFORE, the Parties have reached this agreement in respect of the cooperation matters as follows:

1.	Definitions

1.1	In this Agreement, unless the context otherwise requires, the following words and expressions shall have the following meanings:

“Party A” means a limited liability company duly incorporated and existing under the laws of BVI;

“Natural Persons Appointed by Party A” means Mr. Liu Bing Hai and Mr. Pu Dong Wan;

“Party B” means Mr. Zhang Dong and Ms. Jia Shu Yun with Mr. Zhang Dong as Party B(1) and Ms. Jia Shu Yun as Party B(2);

“Party C” means Key Result Holdings Limited, a limited liability company duly incorporated and validly existing under the laws of BVI;

“Startone” means Startone (Beijing) Information Technology Company Limited, a limited liability company in PRC incorporated and validly existing under the law of the People’s Republic of China, 70% and 30% of the shares of which are respectively in the possession of Party B(1) and Party B(2). Startone’s major operation is value-added wireless business;

“Restructure and Transfer Framework” means a series of restructure and transfer which Party B is responsible to complete, including:

(1)	Whole Win shall purchase the entire shares of a wholly foreign-owned enterprise incorporated and existing in PRC (hereinafter referred to as the “New Company”, as defined hereunder) whose business license number is No.QiDuJinZongFuZiDi020648 and whose business scope is those permitted by laws, regulations and industrial policies for foreign investment;

(2)	Party B shall hereunder make its greatest efforts to cause Startone (and/or its shareholders Party B(1) and Party B(2)) to execute relevant contracts (as hereinafter defined, including legal documents such as Exclusive Technical and Consulting Services Agreement, Exclusive Option Agreement, Loan Agreement, Business Operation Agreement, Share Pledge Agreement, Share Transfer Agreement, Warranty and Indemnification Agreement, and Power of Attorney, etc.) with Party A (including its appointed natural person(s)) and/or the New Company, in order to establish a series of legal relationship between the New Company and Startone; and

(3)	Party A shall purchase the entire issued shares of Whole Win from Party C subject to the terms of this Agreement after: (i) Whole Win has obtained the shares of the

New Company, (ii) Relevant Contracts have been entered into and become effective among Party A (including its appointed natural person(s)), the New Company, Startone and its shareholders Party B(1) and Party B(2), and (iii) the conditions precedent in respect of the share transfer herein have been satisfied;

“New Company” means Heng Dong Wei Xin (Beijing) Technology Company Limited, a wholly foreign-owned enterprise incorporated in Beijing, China. Party B shall cause Whole Win to hold its entire shares;

“Share Transfer” means the entire issued shares of Whole Win. Party A shall purchase from Party C at the Completion Date after the New Company completes the restructure according to Article 3 hereunder and the Conditions Precedent (as hereinafter defined) have been satisfied according to Article 7 hereunder;

“Completion” means legal and valid completion of share transfer pursuant to all applicable laws, regulations, bylaws and/or rules, which is symbolized by registration of all the issued shares of Whole Win altered to the name of Party A, or as of April 30, 2005, if some of the conditions precedent have not been satisfied or waiver fails to apply subject to Article 7.2 hereunder, and Party A decides to adopt other legal arrangements, completion is deemed done by Party A’s actually obtaining the entire shares of the New Company by other legal arrangements it selects and indirectly obtaining the interests of Startone by signing the Relevant Contracts;

“Completion Date” means a date no later than the tenth Business Day after the date of fulfillment or waiver of the last of Conditions Precedent (or waiver applied in accordance with Article 7.2 hereunder), or a date otherwise agreed in writing by the parties hereto;

“Free of Pledge” means free of any mortgage, pledge, equity, claim, priority or any other restrictions or third party rights on affiliated interests;

“China Mobile” means China Mobile Telecommunication Group Co., Ltd and/or its affiliated companies in relation to its business;

“PRC” or “China” means in terms of this Agreement, mainland of the People’s Republic of China, excluding Hong Kong Special Administrative Region(as hereinafter defined), Macau Special Administrative Region and Taiwan;

“Hong Kong” means Hong Kong Special Administrative Region, China;

“HKSE” means Stock Exchange of Hong Kong Limited;

“Business Day” means any day (excluding Saturday and Sunday) on which banks are open in PRC for the transaction of normal banking business;

“Listing Rules of the Growth Enterprise Market” means Listing Rules of the Growth Enterprise Market of Stock Exchange of Hong Kong Limited;

“Conditions Precedent” means the conditions precedent set forth in Article 7.1 hereunder;

“Management Team” means the chief officers and other necessary staff of Startone, whose names are listed in Schedule C;

“Relevant Contracts” means the legal documents that shall be executed among the New Company, Party A (including its appointed natural person(s)) and Startone (and/or its shareholders Party B(1) and Party B(2)), including Exclusive Technical and Consulting Services Agreement, Exclusive Option Agreement, Loan Agreement, Business Operation Agreement, Share Pledge Agreement, Share Transfer Agreement, Warranty and Indemnification Agreement, and Power of Attorney, all having to be agreed by Party A with its content and form (see relevant provisions in Schedule D for more details);

“Consideration” means the total consideration for the transactions hereunder as is calculated and decided in accordance with Article 4.2 hereof;

“Audited” or “Financial Audit” means the financial audit conducted by the auditor(s) acknowledged by Party A and Party B pursuant to the U.S. generally accepted accounting principles;

“BVI” means British Virgin Islands;

“NASDAQ” means the National Association of Securities Dealers Automated Quotations, USA;

“TOM Share” means the share of TOM Online with the par value of HKD 0.10.

“TOM” or “TOM Online” means TOM ONLINE INC., a limited liability company registered in Cayman Islands, whose share is listed in the growth enterprise market of HKSE and NASDAQ;

“WAP” means Wireless Application Protocol, a global standard for developing applied programs on wireless telecommunication net;

“Whole Win” means Whole Win Investments Ltd., a limited liability company incorporated and validly existing under the laws of BVI, the entire shares of which are actually owned by Party C; and

“Whole Win Group” means Whole Win Investments Ltd., the New Company and Startone.

1.2	In this Agreement, unless the context otherwise requires:

(1)	Reference to all the liabilities (including but not limited to warranties and undertakings) of Party B shall include the separate and joint liabilities. Either of Party B(1) and Party B(2) is obliged to perform relevant liabilities individually or jointly with the other of Party B until the fulfillment of all the liabilities;

(2)	The headings are inserted for convenience only and shall not construed as part of this Agreement and without assistance to the construction of this Agreement;

(3)	The Schedules hereto shall be deemed integral parts of this Agreement and shall be in the same force and effect as the other parts of this Agreement.

(4)	The payment date hereunder will be automatically postponed to the next Business Date in case of non-Business Day.

2.	Restructure and Transfer Framework

2.1	Party B shall be obliged to cause Whole Win to purchase the shares of a New Company in Beijing, China and shall further cause Startone and/or its shareholders Party B(1) and Party B(2) to execute the Relevant Contracts pursuant to this Agreement with the New Company and Party A (including its appointed natural person(s)). After the due establishment of the New Company, the proper execution of the Relevant Contracts and the fulfillment or waiver of all the Conditions Precedent set forth in this Agreement, Party C shall sell to Party A the entire issued shares of Whole Win, while Party B shall, after the Completion of the Share Transfer, provide Party A and its group with effective support by means of its current expertise, management and operation, technical capability in connection with value-added wireless business, in order to strengthen TOM Group’s leading position in the field of value-added wireless business in China.

3.	Restructure

3.1	The share of the New Company purchased by Whole Win in Beijing is detailed as follows:

(1)	The nature of the New Company is a wholly foreign-owned enterprise.

(2)	The name of the New Company is Heng Dong Wei Xin (Beijing) Technology Company Limited, whose business license number is No.QiDuJinZongFuZiDi020648.

(3)	The registered capital of the New Company is USD 0.15 million.

(4)	The business scope of the New Company is the business operations not prohibited by laws, regulations; decisions issued by the State Council and industrial policies for foreign investment and may be selected at its own discretion.

(5)	Party B shall make its best efforts to cause the New Company to legally conduct its independently chosen business operations and obtain all the necessary business permits for its legal operation (if required).

3.2	Personnel Arrangement

Party B shall undertake to cause the chief officers and other necessary staff of Startone (i.e. Management Team, as listed in Schedule C) to execute a service contract with the New Company prior to the Completion in the form and content satisfied by Party A and with a term of two years (from the Completion Date).

3.3	Contractual Relations

Party B undertakes and warrants that the New Company shall execute the Relevant Contracts with Startone (and/or its shareholders Party B(1) and Party B(2)) and the Natural Persons Appointed by Party A. The content and form of the Relevant Contracts shall be in accordance with all the contracts listed in Schedule D and agreed by Party A, Party B, etc., which establishes a series of legal relations between the New Company and Startone, including:

(1)	Exclusive Technical and Consulting Services Agreement between the New Company and Startone, according to which the New Company shall provide Startone with and Startone shall accept the cooperation on technical consultancy and counseling and pay the New Company the profit accrued under this Agreement;

(2)	Business Operation Agreement among the New Company and Startone and its shareholders (the Natural Persons Appointed by Party A), according to which the New Company, for the purpose of ensuring the normal business operation of Startone, shall act as the warrantor for Startone performing in all aspects the contracts, agreements or transactions relating to its business operation executed with any third party, and Startone, as the counter-guarantor, agrees to mortgage to the New Company its receivables during its business operation and all its assets;

(3)	Exclusive Option Agreement between the shareholders of Startone (the Natural Persons Appointed by Party A) and Whole Win, according to which the shareholders of Startone shall grant Whole Win the exclusive share purchase right to purchase all or part of its shares in Startone if PRC laws and regulations so permit.

(4)	Share Pledge Agreement between the shareholders of Startone (the Natural Persons Appointed by Party A) and the New Company, according to which the shareholders of Startone (including all the shareholders before or after the Completion) shall pledge its shareholdings in Startone to the New Company as the guarantee for Startone to perform the payment of profits accrued from consultancy under the aforesaid Exclusive Option Agreement;

(5)	Share Transfer Agreement among Party B(1), Party B(2) and the Natural Persons Appointed by Party A, according to which Party B(1) and Party B(2) shall transfer 70% and 30% respectively of Startone’s shares in their hands to the Natural Persons Appointed by Party A;

(6)	Power of Attorney between the shareholders of Startone (the Natural Persons Appointed by Party A) and the persons appointed by the New Company, according to which the persons appointed by the New Company shall be fully authorized to exercise all the rights as a shareholder of Startone under the Power of Attorney;

(7)	Loan Agreement between Whole Win and the Natural Persons Appointed by Party A, according to which Whole Win shall provide the Natural Persons Appointed by Party A with loan, while the latter shall, after purchasing the shares of Startone transferred by Party B, use the loan solely in the business operation of Startone for the development of Startone’s business;

(8)

Warranty and Indemnification Agreement between Party A and Party B, according to which Party B shall warrant to Party A to compensate for any loss Party A incurs due to and in respect of the following matters: (i) those that should occur before Party A is registered as the shareholder of Whole Win by law; (ii) those that should occur before the Natural Persons Appointed by Party A purchase the shares of Startone transferred by Party B(1) and Party B(2); and (iii) Whole Win takes hold of the shares of the New Company by law.

4.	Share Transfer

4.1	Share Transfer

At the Completion Date after the fulfillment of the Conditions Precedent set forth in Article 7.1 or any waiver thereof in accordance with Article 7.2, Party C shall sell to Party A and Party A shall purchase from Party C the entire issued shares of Whole Win. The share shall be sold with all rights and interests attaching to share transfer together with the entire issued shares of Whole Win, including the rights to receive all distributions and dividends as declared, made or paid in respect of such share on or after the Completion.

4.2	Consideration of Transaction

(1)	The consideration of transaction is calculated and based upon the estimated value subject to Article 4.2(3) plus RMB 9 million yuan with a cap of RMB 69 million yuan (viz. RMB 69,000,000 yuan), and paid in cash in HKD or USD based on Article 4.2(4).

(2)	The estimated price of Whole Win is calculated in the following method, provided that in no event the total estimation of Whole Win shall be more than RMB 60 million yuan (viz. RMB 60,000,000 yuan).

(3)	In terms of the estimation method in above-mentioned Article 4.2(2):

(a)	Where the audited and consolidated profit after taxation for the year 2004 of Whole Win Group is or less than RMB 6 million yuan, the estimated price shall be 5.5 times of such profit.

(b)	Where the audited and consolidated profit after taxation for the year 2004 of Whole Win Group is more than RMB 6 million yuan but equals to or less than RMB 8 million yuan, the estimated price shall be 6 times of such profit.

(c)	Where the audited and consolidated profit after taxation for the year 2004 of Whole Win Group is more than RMB 8 million yuan, the estimated price shall be 6.5 times of such profit.

(d)	If the above audited profit of Whole Win Group or any part is received or recorded in the currency other than RMB, in terms of the calculation provided in the aforesaid (i), (ii) and (iii), the profit shall be calculated on the basis of the foreign exchange rate (the mean price between purchase and sale) announced by Bank of China on the Business Day preceding the payment date.

(4)	When calculating the aforesaid audited and consolidated profit after taxation of Whole Win Group for the year 2004 set forth in aforesaid Article 4.2(3), the Parties agree to exclude amortization of intangible assets arising from such share transfer.

4.3	Payment of Consideration

All Parties agree that after the fulfillment or waiver subject to Article 7.2 hereunder of all Conditions Precedent and further provided that Completion has been legitimately and effectively achieved on the Completion Date, the transaction consideration shall be paid by Party A to Party C in two phases:

(1)	Initial Payment

The initial payment amounts to the HKD equivalent of RMB 27 million yuan (viz. RMB 27,000,000 yuan) (“Initial Payment”), RMB 18 million yuan of which shall be paid to Party C in cash within 15 working days after the Completion and the remaining RMB 9 million yuan shall be paid to Startone in cash within 12 months after Completion subject to the instructions by Party C.

(2)	Second Payment

The total amount of the second payment is: the estimated value (determined in accordance with the rules set forth in Article 4.2(3)) save RMB 18 million yuan of the Initial Payment (“Second Payment”).

If the estimated value is higher than RMB 18 million yuan, then:

(a)	Party A shall pay all the Second Payment in cash; or

(b)	Party A shall pay before December 31, 2004 in either of the following ways:

i)	20% of the Second Payment in cash; and

ii)	the outstanding 80% of the Second Payment by TOM Share (“Consideration Share”). The offering price per Consideration Share shall be calculated on the basis of the average stock price during 30 transaction days prior to the date issuing the annual audit report of Whole Win Group for the year 2004.

The payment shall be made within 15 business days after the annual audit report of Whole Win Group for the year 2004 is completed and submitted to Party A and Party C by the auditor.

(3)	Deposit

(a)	Party C agrees to set aside the amount equivalent of RMB 5 million yuan from the Consideration Shares paid by Party A to Party C in the Second Payment as the deposit Party B put in Party A’s hand, to ensure Party B to perform the warranties and undertakings under Article 11.2(1) hereof. If all the Second Payment is in cash, such HKD equivalent of RMB 5 million yuan shall be deposited in Party A’s designated account in cash; and

(b)	If Party A is satisfied with Party B’s fulfillment of the warranties and undertakings under Article 11.2(1) hereof, it shall return to Party C the deposit in its hand equivalent of RMB 5 million yuan or the equivalent Consideration Shares on or before January 31, 2006.

(4)	The foregoing Initial Payment and Second Payment shall both be made in HKD or USD on the basis of the foreign exchange rate (the mean price for purchase and sale) announced by the Bank of China ten business days prior to the payment date.

4.4	After the Initial Payment has been made by Party A pursuant to Article 4.3 hereof, Party C shall return to Party A in cash the Relevant Discrepant Amount (as hereinafter defined) after the estimated value has been determined under Article 4.2 hereof and within 45 business days after the auditor has submitted to Party A and Party C the annual financial audit report for the year 2004 of Whole Win Group, provided that the estimated value determined under Article 4.2 hereof is lower than RMB 18 million yuan (the discrepant amount is referred to as the “Relevant Discrepant Amount”).

4.5	In terms of the foregoing Article 4.3,

(1)	Party C agrees that Party A shall make the Initial Payment (HKD equivalent of RMB 18 million yuan) out of the transaction consideration in the way which is indicated in the written notice given by Party C. Party C warrants that such notice shall be sent to Party A at least three business days before the Initial Payment date.

(2)	In case Party A makes the payment and returns the deposit under Article 4.3(2) and Article 4.3(3) hereof, Party C agrees that the relevant payment shall be made in the way which is indicated in the written notice given by Party C to Party A. Party C warrants that such notice shall be sent to Party A at least three business days before the Second Payment date and the date when the deposit is returned.

(3)	Party A shall pay the Transaction Consideration according to Article 4.5(1) and Article 4.5(2) hereof only if the payment conditions decided by Party C is in compliance with laws and regulations, or Party A shall be entitled to claim for the alteration of such in order for Party A to pay the Transaction Consideration in a legitimate way.

4.6	The average stock price of TOM Share during the relevant 30 transaction days refers to the quotient by dividing total completion price of each transaction day of such 30 days announced by HKSE by 30 and then converted into the equivalent RMB amount based on the foreign exchange rate announced by the Bank of China ten business days prior to the payment date for the calculation use of the Consideration Shares under the foregoing Article 4.3.

5.	Restrictions on Sales of Consideration Shares

5.1	Party C warrants to Party A that in respect of each batch of Consideration Shares, Party C shall not sell, lease, pledge or mortgage such batch or dispose of the Consideration Shares or any part of which in any other way within 3 months after the relevant Consideration Shares have been issued (hereinafter referred to as the “Lockout Period”). After the Lockout Period, the aforementioned restrictions shall no longer apply to this batch of Consideration Shares, but the quantity of such shares sold on each transaction date shall not exceed 5% of the same. Party C shall execute a Share Pledge Letter with the content and form to be agreed by Party A on Completion stating that the Consideration Shares shall be mortgaged to Party A during the Lockout Period.

6.	Consolidated Statements

6.1	Party A shall be entitled to share and consolidate the income and profits of Whole Win Group from the execution date of this Agreement.

7.	Conditions Precedent on Share Transfer

7.1	The following Conditions Precedent herein shall be satisfied and shall come into effect unless they are waived according to Article hereof:

(1)	The PRC legal opinions submitted by Party B or Party C to Party A (The PRC law firm issuing such PRC legal opinion and the content and form of the same shall be to Party A’s satisfaction) confirms and verifies the following matters:

(a)	The New Company has been established and registered under the PRC laws, obtained all the approvals, certificates of approval, business license and other licenses for its business operation (if necessary by law) and entitled to be engaged in the business activities chosen independently;

(b)	This Agreement and Relevant Contracts are valid, legitimate, enforceable and have binding force by law and on the signing parties. The contemplated transaction is in compliance with all the applicable PRC laws, regulations and bylaws and in force and effect in terms of its content, structure and payment for consideration;

(c)	Both Party B(1) and Party B(2) are Chinese citizens with full civil capacity;

(d)	Party B(1) legitimately and actually holds 70% of Startone’s shares;

(e)	Party B(2) legitimately and actually holds 30% of Startone’s shares;

(f)	Startone’s share is free of any mortgage, pledge, priority and any other restrictions on satisfying its interests; and

(g)	Holding of all the shares of the New Company by Whole Win is legitimate and the New Company would not encounter any obstacle hereby when executing the Relevant Contracts.

(2)	The service contract with a term of 2 years between Party B(1) and each member of the Management Team as a party and the New Company as the other party in accordance with Article 3.2 hereof includes not participating any business operation or asset operation in relation to this transaction or any business competing with the business of the New Company or Startone, and not doing any harm to the interests of the New Company or Startone. The form and content of the service contract shall be approved by Party A and Party B in writing.

(3)	The Relevant Contracts have been entered into among Party A (including its appointed natural person(s)), the New Company, Startone and/or its shareholders, Party B(1) and Party B(2) with the content and form in strict compliance with Schedule D and such Relevant Contracts have gone through all the formalities by the law of its applicable country and become valid.

(4)	Startone has obtained Beijing License for Value-added Telecommunication Business regarding information service business of mobile net and the License for Cross-region Value-added Telecommunication Business issued by the Ministry of Information Industry.

(5)	Party A, Party B and Party C or their authorized representatives have duly executed this Agreement.

(6)	The board of directors of Party A has passed the resolution on the terms and conditions of this Agreement and the contemplated transactions hereunder.

(7)	Party B has, as required by Party A and/or its appointed persons, provided Party A and/or its appointed persons with the true, accurate and complete documents evidencing the business operation, assets, financial and legal status, profit performance and commercial prospects of Whole Win, the New Company and Startone and other institutions relating to this transaction. Party A and/or its appointed persons have completed due diligence on the legal, financial and technological (except Party B as for this item) status of the companies relating to this transaction and Party B and the result of which shall be to the content of Party A who shall confirm that all the obstacles to this transaction in the due diligence report stating the financial and legal status have been cleared to its satisfaction.

(8)	Party B(1) has provided Party A with the legal opinion issued by a lawyer registered in BVI to its satisfaction, which confirms and verifies that: (i) Party C and Whole Win have been established, registered and validly existing under the laws of BVI; (ii) Party B owns 100% shares of Party C by the applicable law and in fact; (iii) Party C owns 100% shares of Whole Win by law and in fact; and (iv) all the relevant shares are free of mortgage.

7.2	Party A may notify Party B in writing of waiver of any of the Conditions Precedent at any time except for those set forth in Article 7.1(6) hereof (if necessary).

7.3	The Parties shall satisfy or cause the satisfaction of the Conditions Precedent set forth in Article 7.1(3) and (5) on or prior to the date designated in Article 7.4 hereof with reasonable efforts, while Party B and/or Party C shall satisfy or cause the satisfaction of the Conditions Precedent set forth in Article 7.1(1) to (4), (7) and (8) on or prior to the date designated in Article 7.4 hereof with reasonable efforts.

7.4	If any of the Conditions Precedent fails to be satisfied on or before April 30, 2005, or be waived under Article 7.2 hereof, this Agreement (except for Article 7, 13, 14, 15, 17 to 21, collectively as “Surviving Terms”) and all the liabilities and rights hereunder shall be deemed null and void.

8.	Completion

8.1	Completion of the transaction hereunder shall take place at Party A’s office on the Completion Date (or other date and/or place agreed by the Parties).

8.2	Upon the completion, Party C shall (and Party B shall cause Party C to):

(1)	deliver the following documents and objects to Party A with regard to Whole Win:

(a)	Certificate of Good Standing and Certificate of Incumbency of Whole Win;

(b)	the originals of the shares regarding the entire issued shares of Whole Win and share transfer (Party A (or its agent) as the transferee) documents duly executed by the transferor;

(c)	the board resolution of Whole Win which (aa) approves the transfer of the entire issued shares from Party C to Party A and Party A’s (or its agent) registration in the shareholders name list of Whole Win which clarifies Party A’s acting as a shareholder of Whole Win; (bb) assumes the persons appointed by Party A as directors and corporate secretary of Whole Win; (cc) passes the resignation of the original directors, corporate secretary and auditors of Whole Win; (dd) passes the alteration of registration for the offices (if necessary); and (ee) passes the replacement of the person whose signature is effective in banks (if necessary);

(d)	the board of directors and shareholders of Party C shall pass the terms and condition of the master agreement and execute the relevant document regarding the share transfer;

(e)	all power of attorney, waiver, consent, board resolution, resolution of shareholders and other documents required by completion of the share transfer and making Party A (or its agent) registered holder of the entire issued shares of Whole win;

(f)	all the incorporation documents, legal documents and books, accounting books, name lists and records, registration certificate, corporate seals, stamps, stock books, depository certificates, check books, monthly settlement bills and all the relevant materials of Whole Win; and

(2)	cause the persons appointed by Party A to be assumed directors and corporate secretary of Whole Win and after such assumption, cause the original directors and corporate secretary of Whole Win to resign without compensation and confirm in writing there shall be no claim of any nature against Whole Win.

(3)	deliver the following documents and objects with regard to the New Company:

(a)	the original approvals and certificates of approval of the New Company;

(b)	original business license of the New Company;

(c)	original licenses for special business operation (if applicable);

(d)	corporate seal and all other seals; and

(e)	resignation letters of the original directors of the New Company (stating that they would not claim for any compensation or liabilities against the New Company and Whole Win), letters issued by Whole Win for canceling the appointment of the original directors and documents appointing the persons validly designated by Party A the new directors of the New Company.

(4)	deliver to Party A the Beijing License for Value-added Telecommunication Business regarding information service business of mobile net and the License for Cross-region Value-added Telecommunication Business issued by the Ministry of Information Industry which Startone has obtained.

(5)	Any documents listed in the checklist requested by Party A and its directly or indirectly held companies (if applicable) in accordance with the requirements of HKSE, Hong Kong Securities and Futures Commission, Hong Kong Corporate Registry, NASDAQ and other relevant legal rules.

(6)	deliver to Party A the Relevant Contracts duly executed among the New Company, Startone, Party B and Party C.

(7)	alter the authorized executor and signing instructions in all bank accounts of Whole Win, the New Company and Startone as required by Party A and present the corresponding evidence.

8.3	If Party B or Party C fails to complete all the matters set forth in Article 8.2 hereof, Party A shall be entitled to choose:

(1)	postponing the Completion (this Article 8.3 shall still prevail in such case);

(2)	conducting the Completion under the circumstances practicable (without prejudice to any rights of Party A hereunder); or

(3)	revoking this Agreement.

This Article 8.3 shall not affect any rights of Party A hereunder.

9.	Management of the New Company and Startone after Completion

9.1	Legitimate Operation

(1)	Party B(1) shall use its best efforts to ensure the legitimate business operation of the New Company after the Completion, and to obtain the necessary business licenses.

(2)	Party B(1) shall use its best efforts to allow Startone to continue its current business in value-added wireless field by law, and to maintain the legitimate and valid status of all its business licenses.

9.2	Day-to-day Management

After the Completion, Mr. Zhang Dong shall still be the general manager of Startone and is in charge of the day-to-to management. The deputy general manager and the financial director of Startone shall be nominated by Party A and appointed by the board of Startone.

10.	Non-competition

10.1	Unless otherwise agreed by Party A in writing in advance, Party B warrants that, within three years after final agreement is signed, Party B and Party C shall not participate, directly or indirectly, in the current business competing with that of Whole Win, the New Company or Startone in any form. Such warranty includes but not limited to:

(1)	Party B and Party C and their directly or indirectly controlled companies will not invest in or indirectly hold control or shares of any enterprise or other institution competing with the current business of Whole Win, the New Company or Startone in any form. The behavior shall be deemed as attributing to Party B if such behavior is conducted by Party C and its subsidiaries or shareholding companies, enterprises and institutions invested or controlled by Party B’s spouse, parents or children which contest the business of Whole Win, the New Company or Startone.

(2)	Party B shall not take any position in or be a counsel or provide consultancy service for any enterprise and institution competing with the business of Whole Win, the New Company or Startone. The behavior would be deemed as attributing to Party B if such behavior is conducted by Party C and its subsidiaries or companies invested by Party C, Party B’s spouse, parents or children who takes a position in or provides counseling or consultancy services for enterprises and institutions contesting the business of Whole Win, the New Company or Startone.

11.	Representations and Warranties of the Parties

11.1	Party A hereby represents and warrants that:

(1)	Party A is a limited liability company incorporated and validly existing under the laws of BVI, has obtained the corresponding approvals from the relevant authorities in terms of the cooperation matters hereunder, has authorized its representative to execute the Agreement and has made Party A be bound by this Agreement.

(2)	Any document or written information in relation hereto provided by Party A for the execution and performance of this Agreement is in all aspects true and accurate.

(3)	Party A shall pay for the Transaction Consideration to Party C subject to the terms, conditions and payment conditions hereunder.

11.2	Party B (including Party B(1) and Party B(2)), individually or collectively, consistently and irrevocably, makes the representations, warranties and undertakings as follows:

(1)	Unless China Mobile adjusts the relevant business policies or TOM adjusts the operation strategies, Startone or TOM Online shall have at least 3 new WAP products (whatever the type) in those that China Mobile promotes in Fresh-cooked, a WAP business column introducing monthly the classic products during 2005.

The Parties agree that, in case Party A incurs loss due to the foregoing reasons, Party A is entitled to decide to deduct reasonable amount for compensation from the deposit under Article 4.3(3) hereof at its own discretion, and if China Mobile adjusts the relevant business policies or TOM adjusts the operation strategies, the Parties shall conduct further discussion on another benchmark for business warranties;

(2)	Party B (Party B(1) or Party B(2)) is a Chinese citizen with full civil capacity, who is fully capable of performing the cooperation matters hereunder. In addition, Party B is able to obtain all the approvals from the relevant authorities governing Startone, Party C, Whole Win and the New Company, to authorize its representative to execute other agreements and documents relating to this Agreement and to be bound by this Agreement.

(3)	Party B warrants to establish in a timely manner the New Company according to Article 3 hereof and complete the matters under Article 3 such as restructure and building up contractual relations;

(4)	Party B warrants that any document or information regarding this Agreement provided by Party B for the execution and performance of this Agreement is in all aspects true, complete and accurate and is not fraud, omissive or misleading;

(5)	Startone is a limited liability company duly incorporated and validly existing, which is permitted to be engaged in value-added wireless business. All its current cooperation agreements (listed in Schedule E) are true, legitimate and valid. After the Completion, Party B will make greatest efforts to ensure the normal execution of the major agreements during the terms thereof;

(6)	Startone and its branches have all obtained all approvals, licenses, registration certificates and registries required for operating the current business. All such approvals, licenses, registration certificates have full legal force and effect, and will not terminate or be revoked due to this Agreement;

(7)	There is no potential or on-going or (to the best of Party B’s knowledge) pending litigation, arbitration or administrative proceedings or other claims relating to Party B, Whole Win, Startone and the New Company other than those disclosed to Party A in writing before the execution date hereof (such disclosure letter shall be confirmed and signed by Party A and Party B);

(8)	All the assets of Whole Win, Startone and the New Company are owned by law, and free of any warranty, mortgage, pledge and other guarantee unless disclosed to Party A in writing before the execution date hereof (such disclosure letter shall be confirmed and signed by Party A and Party B). Further, Whole Win, Startone and the New Company have not provided any guarantee in any form for any third party;

(9)	Whole Win and the New Company have never been engaged in any business or activity, or executed any contract or agreement, or established any legal relationship, or created or undertaken any indebtedness (including contingent indebtedness) or liability except for the contract executed and transaction conducted pursuant to Article 2 and Article 3 hereof and those disclosed to Party A in writing before the execution date hereof (such disclosure letter shall be confirmed and signed by Party A and Party B);

(10)	Startone has never created or undertaken any indebtedness (including contingent indebtedness) or liability except for the contract executed and transaction conducted pursuant to Article 2 and Article 3 hereof and those disclosed to Party A in writing before the execution date hereof (such disclosure letter shall be confirmed and signed by Party A and Party B);

(11)	All shares of Whole Win are free of any pledge, mortgage, warranty or other third party interest set by any party unless disclosed to Party A in writing before the execution date hereof (such disclosure letter shall be confirmed and signed by Party A and Party B);

(12)	From the execution date till the Completion Date, all the business of Whole Win, Startone and the New Company is in its ordinary course, consistent and uninterrupted, and free of any material and negative change;

(13)	Party B shall use its best efforts to satisfy the requirements of Party A and its directly or indirectly held companies (if applicable) to request Party C and/or Party B to provide and/or issue any document pursuant to the rules of HKSE, Hong Kong Securities and Futures Commission, Hong Kong Corporate Registry, NASDAQ and other applicable laws and/or rules;

(14)	Up to the Completion Date, Whole Win and/or the New Company and/or Startone has/have never been engaged in any business that has infringed or shall infringe any legal interest and right of any third party, including but not limited to patent, trademark, copyright and other similar right, and Party B shall undertake for all the relevant liabilities due to such infringement;

(15)	Up to the Completion Date, Whole Win and the New Company and Startone and Party B have never been engaged or participated in any activity against any state or local laws and regulations that may or shall incur Startone possible cancellation of business license or other legal or administrative penalty substantially affecting Startone’s business operation;

(16)	Up to the Completion Date, there is no unsettled credit or indebtedness between Party B and Startone or between Party C and Startone, and Party A or its appointed natural persons would not inherit any indebtedness of Startone on Party B’s part due to the share transfer hereunder;

(17)	Up to the Completion Date, Whole Win and the New Company and Startone all have made full payment for due and payable tax, tax penalty, penalty interest and charges. No indebtedness, loan or outstanding tax has been created out of the due course of business operation;

(18)	Up to the Completion Date, Startone undertakes no liability for payment the outstanding pension, unemployment insurance, welfare or any other fees and reserves in relation to employees;

(19)	Up to the Completion Date, Startone has never violate any material agreement where it acts as one party and may not be under obligations due to any representations, warranties, compensation or other liabilities;

(20)	Startone has never executed any contract that has or may have negative influence on its business, profit or assets where it acts as one party other than those contracts disclosed to Party A; and

11.3	Party B(1) and Party B(2) are the sole shareholders of Startone upon execution date, and own respectively 70% and 30% of Startone’s shares. Party B(1) is the only and actual shareholder of Party C and legitimately owns the entire interest of Party C. Party C consistently and irrevocably represents, warrants and undertakes to Party A that:

(1)	Party C is a limited liability company incorporated and validly existing under the laws of BVI, has obtained the corresponding approvals from the relevant authorities in terms of the cooperation matters hereunder, has authorized its representative to execute the Agreement and has made Party C be bound by this Agreement.

(2)	Party B warrants that any document or information regarding this Agreement provided by Party B for the execution and performance of this Agreement is in all aspects true, complete and accurate and is not fraud, omissive or misleading.

(3)	All shares of Whole Win are free of any pledge, mortgage, warranty or other third party interest set by any party unless disclosed to Party A in writing before the execution date hereof (such disclosure letter shall be confirmed and signed by Party A and Party B).

(4)	Party C will use its best efforts to satisfy the requirements of Party A and its directly or indirectly controlled companies (if applicable) to request Party C and/or Party B to provide and/or issue any document pursuant to the rules of HKSE, Hong Kong Securities and Futures Commission, Hong Kong Corporate Registry, NASDAQ and other applicable laws and/or rules.

(5)	Before the Completion, there is no unsettled credit or indebtedness between Party C and Startone.

11.4	Each of the representations, warranties and undertakings made by Party A, Party B and Party C respectively in the foregoing Article 11.1, 11.2 and 11.3 shall be deemed repeatedly made on the basis of the then facts and situations of all the time from the execution date hereof to the date on which the Completion is conducted.

12.	Due Diligence

12.1	Party B and Party C agree that, after the execution of this Agreement, they shall, as required by Party A and/or its appointed persons, provide documents in a true, accurate and complete manner evidencing the business operation, assets, financial and legal status, profit performance and commercial prospects of Party B, Party C, Whole Win, the New Company, Startone and other institutions relating to this transaction, and shall assist Party A and/or its appointed persons in the due diligence.

13.	Tax and Compensation Liabilities

13.1

Prior to the completion of the transaction hereunder, any possible and/or undisclosed legal and tax liability in relation to Whole Win, Startone and the New Company shall be borne by Party B. Party B shall be responsible for any tax incurred from the cooperation matters hereunder or the establishment of the New Company hereunder. If Party A is incurred any loss due to any act or omission by Party B, Party C, Whole Win, Startone and the New Company, Party A shall be entitled to directly deduct such from the outstanding transaction consideration and in that event, Party A shall not be responsible for the corresponding payment under Article 4 hereof and by no means to be blamed for breach of this Agreement. In the event that the Parties by themselves fail to reach an agreement on the amount of Party A’s loss, both Party A and Party B agree to appoint an independent auditor to make an estimation on Party A’s loss with the estimated amount to be final and binding upon Party A and Party B.

14.	Confidentiality

14.1	The Parties acknowledge and confirm that any information exchanged regarding the major terms hereof, whether oral or written, is confidential (including but not limited to this major article and this transaction). The Parties shall keep all such information strictly confidential and shall not disclose such to any third party without the prior content of the other Party other than the following information:

(1)	information required to disclose according to the applicable laws or the Listing Rules of the Growth Enterprise Market; and

(2)	information required to disclose by any Party in terms of the transaction under this major article to its legal or financial advisor who is bound by the confidentiality obligations herein.

14.2	The Parties confirm and ensure that, prior to obtaining the content of all the other Parties, they shall not disclose any detail of the transaction hereunder in any form. Party B or Party C shall, upon the approval of Party A, disclose the relevant information in accordance with the instructions given by Party A.

14.3	The Parties agree that the foregoing confidentiality obligations also apply to their appointed professional institutions and personnel for the execution of this Agreement.

15.	Exclusiveness

15.1	Party B and Party C agree, on or before November 30, 2004, not to directly or indirectly discuss, consult, negotiate or execute any agreement or letter of intent (whether such agreement or letter of intent has binding force on themselves) with any third party in terms of any covenants hereunder (including but not limited to share transfer and transfer of Startone’s shares).

16.	Force Majeure

16.1	In case of unforeseeable, unavoidable and irrecoverable force majeure, the Party affected by the force majeure shall, within fourteen (14) days after the occurrence of such force majeure, give notice to the other Party, and provide the relevant details and an evidence issued and notarized by the relevant authority within thirty (30) days after such occurrence. The Parties shall settle the force majeure through negotiation. If such force majeure lasts or remains effective for more than three (3) months and prevents any Party from performing this Agreement, any Party shall have the right to claim for the non-performance of their respective obligations hereunder.

In this Agreement, Force Majeure shall mean any of the following events which is uncontrollable, unforeseeable and unavoidable and which causes any Party to be unable to perform all or part of its obligations under this Agreement: earthquake, collapse, falling, flood, typhoon and other acts of nature, and fire, explosion, accident, war, riot, social ferment or turbulence, destruction or all other similar or different incidents.

17.	Breach of Agreement

17.1	Any Party hereto violating or refusing to perform its representations, warranties and obligations hereunder constitutes a breach of agreement. Any Party shall compensate the other Party or keep it harmless of any direct loss incurred from its breach of agreement.

18.	Applicable Law

18.1	The formation, validity, termination, interpretation and execution of this Agreement shall be governed by the laws of Hong Kong.

19.	Dispute Resolution

19.1	All disputes arising out of or in relation to the performance of this Agreement should be resolved by the Parties through friendly negotiation. Should the Parties fail to resolve the dispute within sixty (60) days after one Party notifies the other Party the existence of such dispute (and demand for launching the negotiation), the dispute shall be submitted to the jurisdiction of Hong Kong court.

20.	Entire Agreement and Amendment

20.1	Entire Agreement

(1)	This Agreement constitutes the entire and sole agreement among the Parties in connection with the subject matter under this Agreement and supersedes all agreements, contracts, understandings and communications relating hereto, whether oral or written, among the Parties.

(2)	All the agreements, files, authorizations, reports, checklists, permits, undertakings and waiver formed, made, executed and added pursuant to this Agreement constitute the additional provisions to this Agreement and form an integral part free of violation which is in the same legal effect as this Agreement.

20.2	Amendment

(1)	Any amendment, complement, modification of this Agreement shall be achieved by the Parties in writing by negotiation and be effective upon signing by duly authorized representatives of the Parties under this Agreement.

(2)	Any written amendment or modification of this Agreement by the Parties constitutes the integral part of this Agreement.

21.	Notice and Delivery

21.1	Any notice or other communication in connection with this Agreement shall be made in writing and sent to the Parties at the following addresses or other address notified in writing:

Party A:	TOM ONLINE MEDIA GROUP LIMITED

	Address:	8F, West 3, Orient Square Building,
No.1 Chang’an Street East, Beijing, China
	Fax:	(8610) 8518-1176
	Attn.:	Yan Yingping

Party B:	Party B(1) Party B(2)

	Address:	B6—1905, Sun Garden, Haidian District, Beijing
	Fax:	(8610) 8398-8303
	Attn.:	Zhang Dong

Party C:	Key Result Holdings Limited

	Address:	B6—1905, Sun Garden, Haidian District, Beijing
	Fax:	(8610) 8398-8303
	Attn.:	Zhang Dong

22.	Effectiveness

22.1	This Agreement shall become effective upon execution by duly authorized representatives of the Parties.

IN WITNESS WHEREOF, this Agreement is executed by the Parties hereto.

Party A: TOM ONLINE MEDIA GROUP LIMITED

Representative: Wang Lei Lei

Signature:

Corporate Seal:

Party B(1): Zhang Dong

Signature:

Party B(2): Jia Shu Yun

Signature:

Party C: Key Result Holdings Limited

Representative: Zhang Dong

Signature:

Corporate Seal:

SCHEDULE A

PARTICULARS OF PARTY B(1) AND PARTY B(2)

Party B(1)

Name:	Zhang Dong

Nationality:	Chinese

PRC ID Number:	220105710206001

Address:	B6-1905, Sun Garden, Haidian District, Beijing

Party B(2)

Name:	Jia Shu Yun

Nationality:	Chinese

PRC ID Number:	220105390103002

Address:	B6-1905, Sun Garden, Haidian District, Beijing

SCHEDULE B

RESTRUCTURE FRAMEWORK CHART

SCHEDULE C

MANAGEMENT LIST

OFFICER	POSITION

Zhang Dong	General Manager

Zhang Xin	Operation Director

Yang Bing	Market Director

Liu Song Tao	Technology Manager

Yang Qi Hua	Operation Manager

SCHEDULE D

RELEVANT CONTRACTS LIST

1.	Exclusive Technical and Consulting Services Agreement between the New Company and Startone

2.	Business Operation Agreement among the New Company and Startone and its shareholders (the Natural Persons Appointed by Party A)

3.	Exclusive Option Agreement between the shareholders of Startone (the Natural Persons Appointed by Party A) and Whole Win

4.	Share Transfer Agreement between Zhang Dong and the Natural Persons Appointed by Party A

5.	Share Pledge Agreement between the shareholders of Startone (the Natural Persons Appointed by Party A) and the New Company

6.	Loan Agreement between Whole Win and the Natural Persons Appointed by Party A

7.	Warranty and Indemnification Agreement between Party A and Party B

8.	Power of Attorney between the shareholders of Startone (the Natural Persons Appointed by Party A) and the persons appointed by the New Company

9.	Cooperation Agreement on WAP Service Provider between China Mobile Telecommunication Group Co., Ltd and Monternet as of October 14, 2003

10.	Project Cooperation Contract with Beijing Liandongweiye Technology Development Co., Ltd as of August 18, 2004

11.	Cooperation Agreement with China Birth Planning Publicity and Education Center as of November 14, 2003